[CDC Letterhead]
July 25, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Christina Chalk

Re:	Onyx Software Corporation
Schedule TO-T filed July 12, 2006 by CDC Corp. and
CDC Software Acquisition Corp.
Schedule TO-T/A filed July 24, 2006
Schedule TO-T/A filed on July 18, 2006
Schedule TO-C filed on July 11, 2006
Schedule TO-C filed on June 30, 2006
File No. 005-57781
Dear Ms. Chalk:
     Further to your discussion with Mr. Stephen Wiseman and E. William Bates, II, of King & Spalding, I am responding to your request for an enumeration of the steps CDC Corporation (“CDC”) intends to take to inform shareholders of Onyx Software Corporation (“Onyx”) of the termination of the tender offer for all of the outstanding shares of Onyx that was commenced by CDC and CDC Software Acquisition Corp. (“Purchaser”) on July 12, 2006 (the “Offer”). In addition, also further to your request, I, as Senior Corporate Counsel for CDC, am setting forth below the basis on which we determined that certain conditions to the Offer were not satisfied.
     In addition to the press release issued today announcing our termination of the Offer (the “Press Release”), as well as the filing of an amendment to CDC’s and Purchaser’s Schedule TO (“Amendment No. 4”) today, we will, prior to the date of the Onyx Shareholders meeting on August 1, 2006: (i) provide a letter to Onyx for distribution to its shareholders informing them of the withdrawal and termination of the Offer; (ii) publish an ad in Investors Business Daily informing investors of the termination of the Offer; (iii) instruct our information agent, D.F. King & Co., Inc., to call significant shareholders for which it has contact information and (iv) instruct The Bank of New York, the depositary for the Offer, to promptly return any tendered shares (we have been informed by The Bank of New York that, as of today, 1,356

Securities and Exchange Commission
Division of Corporation Finance
July 25, 2006

shares have been tendered). We believe these additional steps, coupled with the Press Release and Amendment No. 4, will be adequate to fully inform Onyx shareholders of the withdrawal and termination of the Offer.
     With respect to the basis for CDC and Purchaser terminating the Offer, our Offer to Purchase provides, in Section 14, that we may, “in our sole discretion, terminate . . . the Offer as to any Shares not then paid for if (i) before the Expiration Date . . . the Rights Condition or the Board Condition shall have not been satisfied.” Section 14(ii)(c) provides further that we may terminate the Offer at or prior to the Expiration Date as a result of “any change (or any condition, event or development involving a prospective change) shall have occurred . . . that, in our reasonable judgment, has or would have a reasonable likelihood of having an Adverse Effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, results of operations or prospects of Onyx or any of its subsidiaries or we shall have become aware of any fact that, in our reasonable judgment, has or would have a reasonable likelihood of having such an Adverse Effect or results or would have a reasonable likelihood of resulting in a Diminution in Value.” An “Adverse Effect” is an event that “would have a reasonable likelihood of materially and adversely affecting Onyx, Purchaser or CDC. . .” and a “Diminution in Value” is a “material diminution in value of Onyx’s assets . . . or the Shares” (the “Adverse Effect Condition”).
     As described in Amendment No. 4, management and our Board became concerned about the business condition of Onyx as a result of Onyx’s July 17 second quarter earnings release coupled with the statement in Onyx’s Amendment No. 1 to its Schedule 14D-9, filed on July 17, 2006, that its merger partner, M2M Holdings, Inc. (“M2M”), after conducting additional diligence, had concluded that Onyx’s business and market value had deteriorated since the execution of the M2M merger agreement on June 6, 2006. Based on these public statements, CDC believed that an Adverse Effect and Diminution Value had occurred. However, given Onyx’s stated intent to enter into a confidentiality agreement with CDC and the concomitant prospect of being able to conduct due diligence, CDC’s board instructed its management to seek to conduct due diligence to determine if CDC could waive the Adverse Effect Condition. After discussions among CDC and advisors to Onyx, it became clear to CDC that any meaningful access would not be forthcoming. As a result, during the course of July 23 and July 24, CDC therefore determined that the Adverse Effect Condition was not satisfied and CDC would not be in a position to waive this condition.
     Also, as discussed in the Press Release and in Amendment No. 4, based on our discussions with advisors to Onyx, and the conditions imposed by Onyx, CDC determined that it would be impossible to achieve a negotiated transaction with Onyx. Given this determination, CDC concluded that the remote likelihood that the board of Onyx would take, before the Expiration Date, the actions necessary to satisfy the Board Condition or the Rights Condition.

Securities and Exchange Commission
Division of Corporation Finance
July 25, 2006

     CDC was further of the opinion, that since it viewed these conditions as ones that had not and would not be satisfied, that it was preferable to terminate the Offer at this point, in order to avoid confusion among investors about the status of the Offer.
     Please do not hesitate to call me at 650-654-4399 or Stephen Wiseman at 212-556-2265.
Very truly yours,
/s/ Kim Liou
Kim Liou
Senior Corporate Counsel